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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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   FUTUREMEDIA SUCCESSFULLY LAUNCHES FLEXSMART(TM), A NEXT GENERATION MANAGED
                                BENEFITS PRODUCT

     BRIGHTON, England, April 28 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning and managed benefits services provider, yesterday successfully launched flexsmart(TM), a next generation managed benefits product, at the Northern Employee Benefits Conference, Manchester, UK.

     Flexsmart(TM) builds on the original ideas behind the UK's Home Computing Initiative, focusing on providing valuable learning resources, improving computer skills throughout the UK's workforce and helping bridge the digital divide, along with helping employers improve employee retention.

     Through flexsmart(TM), employees will be able to purchase competitively priced computer equipment from PCWorld and other suppliers. They will also become members of e-life(TM), the online community created by Futuremedia to enable employees across the UK to develop and enhance their professional, personal and family lives through a comprehensive range of learning tools. Also included in the flexsmart(TM) package will be online and telephone support, plus optional sessions with a personal trainer to ensure employees are able to make the most of e-life(TM).

     Speaking from the conference, Vice President, Managed Benefits, Stuart Pembery said, "We are thrilled to have received such a high level of interest in flexsmart(TM) and e-life(TM) at this event. We have been able to incorporate both our e-learning expertise and the knowledge gained through running the most successful HCI schemes in the country to put together a benefits package that is unrivalled in the UK market. Once again, we are providing valuable educational tools while making computer equipment available to all."

     About Futuremedia:

     Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations.

     "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefits from new products, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with the Company's ability to develop and successfully market new services and products such as the those discussed in this release, the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
     -0-                            04/28/2006
     /CONTACT: US - Mike Smargiassi, or Corey Kinger, Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
     /Web site:  http://www.futuremedia.co.uk /
     (FMDAY)

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: April 28, 2006